UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AXAR ACQUISITION CORP.
 (Name of Issuer)

Common Stock, par value $0.0001 per share
 (Title of Class of Securities)

05455L106
 (CUSIP Number)

Ricardo Mosquera
1330 Avenue of the Americas, Sixth Floor
New York, NY 10019
(212) 356-6137
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 26, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 05455L106	Page 2 of 7 Pages

1.	Names of Reporting Persons. AXAR CAPITAL MANAGEMENT, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	None
	8.	Shared Voting Power	6,108,262 (1)
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	6,108,262 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,108,262 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 71.8% (2)
14.	Type of Reporting Person: IA

1.  This figure excludes (i) 5,240,000 Shares (as defined herein) underlying Private Placement Warrants (as defined in the Schedule 13D) that are not exercisable until 30 days after completion of the Issuer’s initial Business Combination (as defined in the Schedule 13D) and (ii) 675,000 Shares underlying Public Warrants (as defined in the Schedule 13D) that are not exercisable until the later of (A) the date that is 30 days after completion of an initial Business Combination and (B) October 17, 2017.

2.  This percentage is based on a total of 8,506,111 Shares outstanding as of November 25, 2016, as reported in the proxy statement on Schedule 14A filed by the Company on December 1, 2016.

SCHEDULE 13D

CUSIP No.: 05455L106	Page 3 of 7 Pages

1.	Names of Reporting Persons. AXAR GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	None
	8.	Shared Voting Power	6,108,262 (1)
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	6,108,262 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,108,262 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 71.8% (2)
14.	Type of Reporting Person: OO, HC

1.  This figure excludes (i) 5,240,000 Shares (as defined herein) underlying Private Placement Warrants (as defined in the Schedule 13D) that are not exercisable until 30 days after completion of the Issuer’s initial Business Combination (as defined in the Schedule 13D) and (ii) 675,000 Shares underlying Public Warrants (as defined in the Schedule 13D) that are not exercisable until the later of (A) the date that is 30 days after completion of an initial Business Combination and (B) October 17, 2017.

2.  This percentage is based on a total of 8,506,111 Shares outstanding as of November 25, 2016, as reported in the proxy statement on Schedule 14A filed by the Company on December 1, 2016.

SCHEDULE 13D

CUSIP No.: 05455L106	Page 4 of 7 Pages

1.	Names of Reporting Persons. ANDREW AXELROD
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	None
	8.	Shared Voting Power	6,108,262 (1)
	9.	Sole Dispositive Power	None
	10.	Shared Dispositive Power	6,108,262 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,108,262 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 71.8% (2)
14.	Type of Reporting Person: IN, HC

1.  This figure excludes (i) 5,240,000 Shares (as defined herein) underlying Private Placement Warrants (as defined in the Schedule 13D) that are not exercisable until 30 days after completion of the Issuer’s initial Business Combination (as defined in the Schedule 13D) and (ii) 675,000 Shares underlying Public Warrants (as defined in the Schedule 13D) that are not exercisable until the later of (A) the date that is 30 days after completion of an initial Business Combination and (B) October 17, 2017.

2.  This percentage is based on a total of 8,506,111 Shares outstanding as of November 25, 2016, as reported in the proxy statement on Schedule 14A filed by the Company on December 1, 2016.

SCHEDULE 13D

Page 5 of 7 Pages

Item 1.                   Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No, 1”) is being filed by the undersigned, pursuant to §240.13d-2(a) under the Act, with respect to the common stock, $0.0001 par value per share (the “Shares”), of Axar Acquisition Corp. (the “Issuer” or the “Company”), whose principal executive offices are located at 1330 Avenue of the Americas, Sixth Floor New York, NY  10019.  This Amendment No. 1 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 17, 2016 (the “Schedule 13D”).  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.   Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

Item 4.                   Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On January 26, 2017, the Axar Fund entered into a Securities Purchase Agreement (the “Agreement”) with Yoav Wiegenfeld, the Company’s Chief Acquisitions Officer (“Mr. Wiegenfeld”), pursuant to which the Axar Fund agreed to sell to Mr. Wiegenfeld (i) 1,189,565 Sponsor Shares and (ii) 1,310,000 Private Placement Warrants, for an aggregate amount of $2.00 and, upon the closing of the Company’s initial Business Combination, Mr. Wiegenfeld will pay to the Axar Fund an additional $200,000.

 The foregoing summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to such document, which is attached hereto as Exhibit I and is incorporated by reference herein.

Item 5.                   Interest in Securities of the Issuer

(a)  As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 6,108,262 Shares, including 1,350,000 Public Shares and 4,758,262 Sponsor Shares, which represents approximately 71.8% of the Shares outstanding.  This amount excludes (i) 5,240,000 Shares underlying Private Placement Warrants that are not exercisable until 30 days after completion of the Issuer’s initial Business Combination and (ii) 675,000 Shares underlying Public Warrants that are not exercisable until the later of (A) the date that is 30 days after completion of an initial Business Combination and (B) October 17, 2017.  All of the Sponsor Shares and Private Placement Warrants are held directly by the Axar Fund.  Of the remaining 1,350,000 Shares, 135,000 Shares are held directly by the Managed Account, and 1,215,000 Shares are held directly by the Axar Fund.  Of the 675,000 Public Warrants, 67,500 Public Warrants are held directly by the Managed Account, and 607,500 Public Warrants are held directly by the Axar Fund.

The foregoing beneficial ownership percentage is based on a total of 8,506,111 Shares outstanding as of November 25, 2016, as reported in the proxy statement on Schedule 14A filed by the Company on December 1, 2016.

 (b)  The Reporting Persons have shared voting power and shared dispositive power with regard to the 6,108,262 Shares reported in this Amendment No. 1.

(c)  The response to Item 4 of this Amendment No. 1 is incorporated by reference herein.  Other than as reported herein, none of the Reporting Persons has effected any transaction in the Shares during the past sixty days.

(d)  The Axar Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the class of Shares covered by this Schedule 13D.

(e)  This Item 5(e) is not applicable.

SCHEDULE 13D

Page 6 of 7 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 of this Amendment No. 1 is incorporated by reference herein.

Item 7.                   Material to be Filed as Exhibits.

Exhibit I:	Securities Purchase Agreement, dated as of January 26, 2017, by and between Axar Master Fund Ltd. and Yoav Wiegenfeld

SCHEDULE 13D

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AXAR CAPITAL MANAGEMENT, LP

By: Axar GP, LLC, its General Partner

By:	/s/ Andrew Axelrod
Name:	Andrew Axelrod
Title:	Sole Member Axar GP, LLC

AXAR GP, LLC

By:	/s/ Andrew Axelrod
Name:	Andrew Axelrod
Title:	Sole Member

ANDREW AXELROD

By:	/s/ Andrew Axelrod

January 31, 2017

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

Exhibit I

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement, dated as of January 26, 2017 (this “Agreement”), is by and between Axar Master Fund Ltd., a Cayman Islands exempted company (the “Seller”), and Yoav Wiegenfeld, an individual resident in the State of New York (the “Buyer”).

WHEREAS, Seller owns (i) 5,947,827 shares of common stock, par value $0.0001 per share (“Common Stock”), of Axar Acquisition Corp., a Delaware corporation (the “Company”), and (ii) 6,550,000 warrants, each exercisable for one share of Common Stock at an exercise price of $12.50 per share, on the terms set forth in the warrant agreement, dated October 1, 2014, and as amended by amendment no. 1 thereto dated October 7, 2016, between the Company and Continental Stock Transfer and Trust Company, as warrant agent (“Private Placement Warrants”); and

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, the Seller wishes to sell to the Buyer an aggregate of (i) 1,189,565 shares of Common Stock and (ii) 1,310,000 Private Placement Warrants (collectively, the “Securities”), and the Buyer wishes to purchase and receive the Securities from the Seller;

NOW, THEREFORE, in consideration of the premises, representations, warranties and the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Sale and Purchase of Securities.  Seller hereby sells, and Buyer hereby purchases, the Securities. In consideration for the assignment of the Securities, (a) Buyer has paid to Seller an aggregate amount of two U.S. dollars ($2.00), and (b) upon the closing of the Company’s initial “Business Combination” (as defined in the Company’s amended and restated certificate of incorporation), Buyer shall pay to Seller an additional Two Hundred Thousand U.S. dollars ($200,000).

2. Investment Representations.  Buyer represents and warrants as follows: Buyer hereby acknowledges that an investment in the Securities involves certain significant risks. Buyer has no need for liquidity in his investment in the Securities for the foreseeable future and is able to bear the risk of that investment for an indefinite period. Buyer acknowledges and hereby agrees that the Securities will not be transferable under any circumstances unless registered by the Company in accordance with federal and state securities laws or sold in compliance with an exemption under such laws and such transfer complies with all applicable lock-up restrictions on Buyer (as described in the Company’s registration statement relating to its initial public offering). Buyer further understands that any certificates evidencing the Common Stock bear a legend referring to the foregoing transfer restrictions.

The Securities are being acquired solely for Buyer’s own account, for investment purposes only, and are not being purchased with a view to or for the resale, distribution, subdivision or fractionalization thereof; and Buyer has no present plans to enter into any contract, undertaking, agreement or arrangement for such resale, distribution, subdivision or fractionalization. Buyer has been given the opportunity to (i) ask questions of and receive answers from the Seller and the Company concerning the terms and conditions of the Securities, and the business and financial condition of the Company and (ii) obtain any additional information that the Seller possesses or can acquire without unreasonable effort or expense that is necessary to assist Buyer in evaluating the advisability of the purchase of the Securities and an investment in the Company. Buyer is not relying on any oral representation made by any person as to the Company or its operations, financial condition or prospects. Buyer is an “accredited investor” as defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended.

3. Trust Account Waiver.  Buyer hereby waives any right, title, interest or claim of any kind in or to any monies in the Trust Account it may have now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Company and will not seek recourse against the Trust Account for any reason whatsoever.  “Trust Account” means the account into which certain proceeds from the Company’s initial public offering of securities and sale of the Private Placement Warrants were deposited pursuant to the Company’s existing Trust Agreement.

4. Miscellaneous. This Agreement, together with the certificates, documents, instruments and writings that are delivered pursuant hereto, constitutes the entire agreement and understanding of the parties hereto in respect of its subject matter. This Agreement may be executed in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument. This Agreement may not be amended, modified or waived as to any particular provision, except by a written instrument executed by all parties hereto. Except as otherwise provided herein, no party hereto may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other party.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned have executed this Agreement to be effective as of the date first set forth above.

SELLER:

AXAR MASTER FUND LTD.
By: Axar Capital Management LP, its investment manager
By: Axar GP LLC, its general partner

By:	/s/ Ricardo Mosquera
Ricardo Mosquera
Authorized Signatory

BUYER:

/s/ Yoav Wiegenfeld	1/27/2017
Yoav Wiegenfeld

[SIGNATURE PAGE TO SECURITIES PURCHASE AGREEMENT]